DATED OCTOBER 20, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Amendment No. 5)

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

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☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☑ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Materials under § 240.14a-12

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

CAVENDISH GLOBAL LIMITED CAVENDISH ACQUISITION CORPORATION BURLINGTOWN UK LTD ERICHTON INVESTMENTS LTD.
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Explanatory Note

This Proxy Statement amends and restates in its entirety the definitive proxy statement of Cavendish Global Limited, Cavendish Acquisition Corporation, Burlingtown UK LTD and Erichton Investments Ltd. (“Cutrale-Safra”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2014, as previously amended on September 2, 2014, amended and restated on September 22, 2014 and further amended and restated on September 25, 2014 (the “Original Proxy Statement”), in connection with Cutrale-Safra’s solicitation of proxies to be used at the special meeting (the “Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”).

This Proxy Statement (i) updates certain disclosures in the Original Proxy Statement as a result of Chiquita’s adjournment of its special meeting on October 3, 2014 to October 24, 2014, (ii) updates certain disclosures in the Original Proxy Statement as a result of Cutrale-Safra’s offer of $14.00 per share of Chiquita common stock made on October 15, 2014, and (iii) encloses an updated proxy card. Cutrale-Safra is now recommending that Chiquita shareholders vote “AGAINST” all the proposals on the proxy card, including any adjournment proposal. Proxies previously given with respect to such Proposal 6 on the gold proxy card which accompanied the Original Proxy Statement will not be exercised.

EVEN IF YOU HAVE ALREADY VOTED, YOU MAY VOTE AGAIN ON THE UPDATED GOLD PROXY CARD, IN WHICH CASE YOUR LATER SUBMITTED VOTE WILL BE RECORDED AND YOUR EARLIER VOTE REVOKED. WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. IF YOU HAVE ALREADY VOTED AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID AND YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN ON PROPOSAL 6, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY.

SPECIAL MEETING OF SHAREHOLDERS
OF
CHIQUITA BRANDS INTERNATIONAL, INC.
TO BE HELD ON OCTOBER 24, 2014

AMENDED AND RESTATED PROXY STATEMENT
OF
CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
BURLINGTOWN UK LTD
ERICHTON INVESTMENTS LTD.

SOLICITATION OF PROXIES IN OPPOSITION TO
THE PROPOSED COMBINATION OF
CHIQUITA BRANDS INTERNATIONAL, INC. AND FYFFES PLC

This amended and restated proxy statement (this “Proxy Statement”), which amends and restates the definitive proxy statement filed by Cutrale-Safra (as defined below) with the SEC on August 28, 2014, as amended on September 2, 2014, amended and restated on September 22, 2014 and further amended and restated on September 25, 2014, as further amended and restated on October 16, 2014 (such previously filed proxy statement as amended, the “Original Proxy Statement”), and the enclosed GOLD proxy card are furnished by Cavendish Global Limited, a company incorporated in England and Wales (“Cavendish Global”), and Cavendish Acquisition Corporation (“Merger Sub”), a New Jersey corporation and a wholly owned subsidiary of Cavendish Global (throughout this Proxy Statement, we refer to Cavendish Global and Merger Sub, collectively with Burlingtown UK LTD and Erichton Investments Ltd., as “Cutrale-Safra”, “we” or “us”). This Proxy Statement is being furnished in connection with Cutrale-Safra’s solicitation of proxies to be used at the special meeting (the “Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), to be held on October 24, 2014, at NASCAR Plaza located at 550 South Caldwell Street, Charlotte, North Carolina 28202, beginning at 9:00 a.m., Eastern Time, and at any adjournments, postponements or reschedulings thereof. Cavendish Global is owned 50% by Burlingtown UK LTD and 50% by Erichton Investments Ltd. and is the vehicle through which Cutrale-Safra is proposing to acquire Chiquita. See “Certain Information Regarding Cavendish Global and Merger Sub and their Affiliates” on page 17.

This Proxy Statement and the enclosed GOLD proxy card are being mailed to Chiquita shareholders on or about October 20, 2014.

On October 15, 2014, Cavendish Global and Merger Sub submitted to the board of directors of Chiquita (the “Chiquita Board”) an offer to acquire 100% of the issued and outstanding shares of Chiquita common stock (“Chiquita Shares”) for cash consideration of $14.00 per Chiquita Shares, together with a form of agreement and plan of merger, the associated disclosure letters, as well as equity commitment letters and debt commitment letters for the transaction (the “Enhanced Cutrale-Safra Proposal”). The Enhanced Cutrale-Safra Proposal is not subject to any due diligence condition or financing condition.

Chiquita announced on October 16, 2014, 2014 that the Chiquita Board had determined that our Enhanced Cutrale-Safra Proposal was inadequate and not in the best interest of Chiquita shareholders.

On October 20, 2014, Cavendish Global and Merger Sub submitted to the Chiquita Board a letter that confirmed Cavendish Global and Merger Sub do not have the right to withdraw or revoke the Enhanced Cutrale-Safra Proposal, except upon the occurrence of an Offer Termination Event (as defined herein), as well as an executed merger agreement identical to the agreement submitted on October 15, 2014.  See page 4.

Pursuant to this Proxy Statement, Cutrale-Safra is soliciting proxies from holders of common stock, par value $0.01 per share (the “Chiquita Shares”), of Chiquita, to vote “AGAINST” the proposal to adopt the transaction agreement, dated March 10, 2014, as amended by Amendment No. 1 (the “Fyffes Amendment”), dated September 25, 2014 (as the same may be further amended, the “Fyffes Transaction Agreement”), among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited, now known as ChiquitaFyffes Limited (“ChiquitaFyffes”), CBII Holding Corporation and Chicago Merger Sub, Inc. and to approve the merger of Chicago Merger Sub, Inc. with and into Chiquita, with Chiquita as the surviving entity (the “Fyffes Transaction Proposal”) and all other Related Fyffes Proposals (as defined below). Cutrale-Safra is no longer soliciting proxies in favor of any adjournment proposal.

The Fyffes Transaction Proposal and the Related Fyffes Proposals are described in the definitive proxy statement filed by Chiquita (the “Chiquita Proxy Statement”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2014, as supplemented by definitive additional materials filed by Chiquita with the SEC on October 10, 2014 (the “Supplement”). According to the Chiquita Proxy Statement, Chiquita has set August 4, 2014, as the record date (the “Chiquita Record Date”) for determining those shareholders who will be entitled to vote at the Special Meeting (the “Record Date”). According to the Chiquita Proxy Statement, the principal executive offices of Chiquita are located at 550 South Caldwell Street, Charlotte, North Carolina 28202, United States.

WE ARE SOLICITING PROXIES FROM CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS. WE BELIEVE THAT THE PROPOSED COMBINATION OF CHIQUITA AND FYFFES (THE “PROPOSED FYFFES COMBINATION”) DOES NOT PROVIDE ADEQUATE VALUE TO CHIQUITA SHAREHOLDERS. WE BELIEVE THAT OUR REVISED $14.00 PER SHARE ALL-CASH PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CHIQUITA SHAREHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE AND MORE CERTAIN VALUE TO CHIQUITA SHAREHOLDERS THAN THE PROPOSED COMBINATION WITH FYFFES.

The Enhanced Cutrale-Safra Proposal represents a significant increase from its original proposal made on August 11, 2014 (the “Original Cutrale-Safra Proposal”) and a highly compelling premium of approximately 40% to the undisturbed $10.06 closing sales price per Chiquita Share on August 8, 2014, the last trading day before the Original Cutrale-Safra Proposal was announced and approximately 19% compared to the price of $11.80 per ChiquitaFyffes share, which is based on the unaffected stock trading price of Chiquita as of August 8, 2014, updated to take into account the modification of the exchange ratio provided for in the Fyffes Amendment.

SEND A MESSAGE TO THE CHIQUITA BOARD THAT YOU, THE OWNERS OF THE COMPANY, WANT THE CHIQUITA BOARD TO ACCEPT THE ENHANCED CUTRALE-SAFRA PROPOSAL AND TO TERMINATE THE FYFFES TRANSACTION AGREEMENT TO ACCEPT THE ENHANCED CUTRALE-SAFRA PROPOSAL. VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL.

We are soliciting proxies to vote “AGAINST” all the proposals on the GOLD proxy card, including the following related proposals described in the Chiquita Proxy Statement (collectively, the “Related Fyffes Proposals”), although we believe that these proposals will be rendered moot in any event if the Fyffes Transaction Proposal is disapproved by Chiquita shareholders:

●
the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes which are required under Irish law in order to allow ChiquitaFyffes to make distributions and to pay dividends and repurchase or redeem shares following completion of the combination;

●
the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination;

●	the proposal to approve the Amended Chiquita Stock and Incentive Plan (as defined in the Chiquita Proxy Statement); and

●	the proposal to approve any motion to adjourn the Special Meeting in certain circumstances.

We are no longer soliciting proxies relating to the Cutrale-Safra Negotiation Proposal (as defined in the Original Proxy Statement dated as of August 28, 2014). We are no longer soliciting for any adjournment proposal.

A VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL OR THE RELATED FYFFES PROPOSALS WILL NOT OBLIGATE YOU TO VOTE “FOR” THE ENHANCED CUTRALE-SAFRA PROPOSAL AT ANY FUTURE MEETING OF CHIQUITA SHAREHOLDERS OR TO OTHERWISE ACCEPT OUR OFFER.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CHIQUITA OR VOTED ON THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID. IF YOU HAVE ALREADY RETURNED THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN WITH RESPECT TO PROPOSAL 6 ON SUCH CARD, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY. ONLY YOUR LATEST DATED PROXY COUNTS. VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

ii

IF YOUR CHIQUITA SHARES ARE HELD IN “STREET NAME,” DELIVER THE ENCLOSED VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT AN UPDATED GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR THE CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED VOTING INSTRUCTION FORM.

iii

i

REASONS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND RELATED FYFFES PROPOSALS

Cutrale-Safra is soliciting proxies from Chiquita shareholders in opposition to the Proposed Fyffes Combination and specifically “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals. Cutrale-Safra is no longer soliciting proxies relating to the Cutrale-Safra Negotiation Proposal (as defined in the Original Proxy Statement dated as of August 28, 2014) and it is not soliciting proxies in favor of any adjournment proposal. Cutrale-Safra urges all Chiquita shareholders to vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals for the following reasons:

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals preserves your opportunity to receive the $14.00 per share in cash for your Chiquita Shares contemplated by the Enhanced Cutrale-Safra Proposal.

We believe that the Enhanced Cutrale-Safra Proposal, if consummated, would be superior to the Proposed Fyffes Combination because it would provide Chiquita’s shareholders an opportunity to realize a significant premium for their Chiquita Shares and offers compelling and more certain value for Chiquita shareholders than the Proposed Fyffes Combination. Under the Enhanced Cutrale-Safra Proposal, all the Chiquita Shares would be acquired for cash consideration and Chiquita shareholders would receive immediate cash value for their Chiquita Shares at a significant premium, but will no longer hold any Chiquita Shares. On the other hand, the Proposed Fyffes Combination provides no cash to Chiquita shareholders.

On March 7, 2014, the last trading day prior to the announcement of the Fyffes Transaction Agreement, the closing sales price for Chiquita Shares as reported by the NYSE was $10.84 per share. Since the announcement of the Proposed Fyffes Combination on March 10, 2014, the closing sales price for Chiquita Shares declined to $10.06 per share as of August 8, 2014. On September 26, 2014, Chiquita and Fyffes announced the Fyffes Amendment pursuant to which, among other things, upon completion of the Proposed Fyffes Combination, Chiquita shareholders would own approximately 59.6% of ChiquitaFyffes, an increase from 50.7% under the unamended Fyffes Transaction Agreement. Based upon Chiquita’s closing share price of August 8, 2014, the last trading day prior to our announcement of the Original Cutrale-Safra Proposal, updated to take into account the modification of the exchange ratio provided for in the Fyffes Amendment, the enhanced price of $14.00 per Chiquita Share represents a premium of approximately 19% to the market’s valuation of the Proposed Fyffes Combination, calculated as a price per Chiquita Share of $11.80. Our valuation methodology is based on the assumption that over the past five months since the announcement of the Proposed Fyffes Combination on March 10, 2014, the market has correctly and fully incorporated the value of the Proposed Fyffes Combination into the Chiquita stock price and that the undisturbed closing sales price of $10.06 reflects the value that the market had ascribed to the original Proposed Fyffes Combination.

Trading prices of Chiquita Shares have increased from the undisturbed closing sales price of $10.06 per Chiquita Share as of August 8, 2014, the last trading day before the announcement of the Original Cutrale-Safra Proposal, up to $14.00 per Chiquita Share as of September 25, 2014, the day before Chiquita and Fyffes announced the Fyffes Amendment, but as the market grew concerned that Cutrale-Safra was less likely to submit a revised bid, the sales prices have steadily declined since October 8, 2014 down to $13.16 per Chiquita Share as of October 14, 2014, the last trading day before the announcement of the Enhanced Cutrale-Safra Proposal. Upon announcement of the Enhanced Cutrale-Safra Proposal on October 15, 2014, the closing sales price for Chiquita Shares was up by 5% to $13.83 per Chiquita Share. Based on these trading prices as well as conversations between representatives of Cutrale-Safra and Chiquita shareholders, Cutrale-Safra believes that Chiquita shareholders recognize the compelling value offered by the Enhanced Cutrale-Safra Proposal and that the Chiquita Board should and would accept it.

Moreover, the proposed cash consideration of the Enhanced Cutrale-Safra Proposal, including the assumption of Chiquita net debt, represents a multiple of approximately 12.4x Chiquita’s reported adjusted EBITDA for the 12 months ended June 30, 2014. This represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions to the Proposed Fyffes Combination that were used in the Chiquita Proxy Statement. Cutrale-Safra expects to be able to close its offer promptly following entry into the merger agreement with Chiquita.

The equity capital markets and market prices for Chiquita Shares and Fyffes Shares have fluctuated since the announcement of the Proposed Fyffes Combination and can be expected to continue to fluctuate until the date of the Special Meeting. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessments of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors. Chiquita shareholders are urged to consider these factors prior to deciding how to vote.

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals stops the Chiquita Board of Directors from proceeding with a transaction that Cutrale-Safra believes is an inferior transaction.

Chiquita has entered into the Fyffes Transaction Agreement pursuant to which Chiquita shareholders will receive no cash for their Chiquita Shares. Pursuant to the Fyffes Transaction Agreement, upon consummation of the Proposed Fyffes Combination, Chiquita shareholders will receive one ChiquitaFyffes ordinary share for each Chiquita Share. We believe this exchange ratio will not reflect the fair value of the Chiquita Shares. The market value of the ChiquitaFyffes ordinary shares could vary significantly from the market value of the Chiquita Shares on the date of the Special Meeting or the date the Fyffes Transaction Agreement was entered into. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessments of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors.

Cutrale-Safra believes that the benefit, if any, to be received by Chiquita shareholders from the Proposed Fyffes Combination will be based on the future performance of a combination of Fyffes and Chiquita, which is speculative and inherently uncertain. Future performance and the realization of potential synergies depends largely on the ability of Chiquita and Fyffes to successfully integrate various aspects of their businesses. As stated in the Chiquita Proxy Statement, the combination of two independent businesses is a complex, costly and time-consuming process and could result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. Chiquita has experienced integration difficulties in the past, particularly following its acquisition of the Fresh Express unit of the Performance Food Group in 2005. According to a press release issued by Chiquita at the time of the acquisition, the Fresh Express unit’s 2004 adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) was $91 million. Since acquiring the business for $855 million in 2005, Chiquita has announced $555 million of impairment charges related to the acquisition and according to Chiquita’s 2013 annual report, the operating income before depreciation and amortization for Chiquita’s Salad segment was $31 million for the 2013 fiscal year. Although Chiquita announced a goal of achieving operating margins of 7 to 8% in the Salad segment as a result of its strategic transformation plan launched over two years ago, the performance of the Salad segment has continued to underwhelm, with operating income margins of 1% over the last six months ended June 30, 2014, according to Chiquita’s latest quarterly report. Fyffes is also inexperienced in integrating acquisitions of the scale of the Proposed Fyffes Combination which would increase the scale of Fyffes’ operations by nearly 200% (based on the pro forma combined 2013 revenue of Chiquita and Fyffes compared to Fyffes’ standalone 2013 revenue). In addition, according to the Chiquita Proxy Statement, the Chiquita Board expects the Proposed Fyffes Combination to generate at least $40 million in expected annual pre-tax operating synergies by the end of 2016 as well as to result in administrative cost savings and enhanced operational cost efficiencies. On August 27, 2014, 16 days after the Original Cutrale-Safra Proposal was made, Chiquita and Fyffes announced updated synergy estimates related to the Proposed Fyffes Combination showing an additional $20 million that had not previously been discovered and/or disclosed in the four months since the registration statement of ChiquitaFyffes on Form S-4 (“Form S-4”) had first been filed. Given the difficulty and costs inherent in integrating diverse, global businesses such as Chiquita and Fyffes, there is no assurance that the expected synergies, cost savings and other benefits of the Proposed Fyffes Combination, especially those that were identified only after the announcement of the Original Cutrale-Safra Proposal, will be realized fully or at all. In particular, it is unclear how such synergies, cost savings, existing margins and other benefits may be affected by the concessions relating to shipping contracts that Chiquita and Fyffes agreed to with the European Union competition regulators.

In addition, the Proposed Fyffes Combination is structured as a tax inversion transaction, with Chiquita benefiting from the fact that its parent company, ChiquitaFyffes, would be an Irish incorporated entity and would therefore be classified as a non-U.S. tax resident for U.S. federal income tax purposes. However, recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including pursuant to the proposed Stop Corporate Inversions Act of 2014, and this legislation, if passed, could have an adverse effect on ChiquitaFyffes’ shares.

The all-cash Enhanced Cutrale-Safra Proposal, in addition to providing a premium to the market’s valuation of the Proposed Fyffes Combination, does not expose Chiquita’s shareholders to the risks or uncertainties that are inherent in the Proposed Fyffes Combination. The Enhanced Cutrale-Safra Proposal is not subject to any financing conditions. The Enhanced Cutrale-Safra Proposal will be financed with equity provided by Erichton and Burlingtown. Erichton and Burlingtown are also prepared to provide a guarantee of all of the obligations and liabilities of Cavendish under the merger agreement. Cutrale-Safra have also received a commitment letter for facilities to refinance Chiquita’s existing asset based lending credit facility, dated February 5, 2013, as amended from time to time (the “Chiquita Credit Facility”), with certain financial institutions as lenders, and Wells Fargo Bank, National Association, as administrative agent, and have received a letter agreement pursuant to which Bank J. Safra Sarasin AG is obligated to make an offer to purchase Chiquita’s 7.875% senior secured notes due 2021 as required by the relevant indenture in connection with the transactions contemplated by the merger agreement. The equity commitments from Erichton and Burlingtown will also provide for sufficient equity capital to satisfy Chiquita’s obligations with respect to Chiquita’s 4.25% convertible senior notes due 2016. Additionally, we do not believe there will be regulatory obstacles which would delay prevent Cutrale-Safra from closing the Enhanced Cutrale-Safra Proposal promptly following entry into the definitive agreement. Cavendish Global and Merger Sub do not have the right to withdraw or revoke the Enhanced Cutrale-Safra Proposal, except upon the occurrence of an Offer Termination Event (as defined herein).  See “— Conclusion” on page 4.

A vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals encourages the Chiquita Board to consider the Enhanced Cutrale-Safra Proposal.

The section entitled “The Combination — Background of the Combination” in the Chiquita Proxy Statement discloses that Chiquita has negotiated with other parties prior to entering into negotiations with Fyffes. However, even though the Chiquita Board was apparently putting Chiquita up for sale, it chose a transaction with little to no premium to the Chiquita shareholders. The Proposed Fyffes Transaction relinquishes effective control of Chiquita to Fyffes. According to the Chiquita Proxy Statement, only certain members of the senior management of Chiquita will be given management positions, including the chief operating officer of the salad & healthy snacks division, the chief administrative officer, the chief legal officer and the corporate responsibility officer of the combined company. Mr. Lonergan, the chief executive officer of Chiquita, will be named as the chairman of the combined company board. However, the key senior management roles of chief executive officer, chief financial officer and chief operating officer of the fresh fruits division of the combined company are to be filled by members from the senior management of Fyffes. According to the Chiquita Proxy Statement, Mr. David McCann, who is to be the chief executive officer of ChiquitaFyffes after giving effect to the Proposed Fyffes Combination, directly and together with the ownership of Fyffes Shares by family members, has a 13% interest in the outstanding Fyffes Shares and will continue to hold a significant number of shares in the ChiquitaFyffes ordinary shares upon consummation of the Proposed Fyffes Combination.

We believe that the Enhanced Cutrale-Safra Proposal offers holders of Chiquita Shares a superior alternative to the value of Chiquita on a standalone basis as well based on past performance as Chiquita has failed to deliver value over the long-term to its shareholders. Chiquita has consistently provided overly optimistic guidance that has resulted in it missing Wall Street quarterly consensus earnings estimates in more than half of the last 18 quarters. Chiquita’s actual earnings were 31% below consensus estimates in 2011, 54% below consensus estimates in 2012 and 27% below consensus estimates in 2013. Over the past 10 years ended August 8, 2014, total value creation inclusive of dividends has been 123.7% for the S&P 500 and 38.7% for Fresh Del Monte Produce. During the same time period, prior to the announcement of the Original Cutrale-Safra Proposal, Chiquita has eroded shareholder value by 46.5%.

Moreover, in filings made with the SEC on October 14, 2014, Chiquita’s management has stated that given strong results in the third quarter of 2014, Chiquita is on track to meet its 2014 profit forecast. Cutrale-Safra are skeptical that this is the case based on historical performance. Based on the presentation filed by Chiquita with the SEC on October 14, 2014, in order to meet its 2014 EBITDA forecast of a range between $130 to 150 million, Chiquita would have to realize EBITDA of $18 to $40 million in the fourth quarter of 2014. This would be a sharp increase from historical fourth quarter results for Chiquita. Based on Chiquita’s public filings, Chiquita’s fourth quarter EBITDA has been $3 million, $14 million, $2 million and $14 million in each of 2010, 2011, 2012 and 2013, respectively. Similarly, in order to meet its 2014 forecast for revenues, Chiquita would have to achieve $849 million of revenue in the fourth quarter of 2014, which is a 20% increase from its performance in the fourth quarter of 2013 and more than a $100 million higher than its fourth quarter performance in any of the last four years. Based on Chiquita’s public filings, Chiquita’s fourth quarter sales has been $773 million, $722 million, $737 million and $748 million in each of 2010, 2011, 2012 and 2013, respectively. Based on this, Cutrale-Safra believes that Chiquita is unlikely to be able to meet its 2014 profit forecast.

In light of past performance, we continue to have strong doubts about Chiquita management’s ability to realize the suggested strategic merits and value from the Proposed Fyffes Combination, and to integrate as well as realize potential synergies. Given that Chiquita management has routinely missed earnings estimates, we are skeptical about their ability to accurately assess the strategic value for Chiquita shareholders that can be realized from the Proposed Fyffes Combination. We strongly believe that the expected synergies, cost savings and other benefits of the Proposed Fyffes Combination that Chiquita has disclosed in the Chiquita Proxy Material or otherwise are unlikely to be realized to the extent expected by Chiquita’s management, if at all.

A vote “AGAINST” an adjournment of the Special Meeting and a vote “AGAINST” the Fyffes Transaction Proposal will send a message to the Chiquita Board that the Chiquita shareholders want the Chiquita Board to accept the Enhanced Cutrale-Safra Proposal.

Cutrale-Safra is no longer seeking proxies for an adjournment of the Special Meeting. Pursuant to the Fyffes Amendment, Fyffes is permitted to terminate the Fyffes Transaction Agreement if Chiquita shareholder approval for the Proposed Fyffes Combination is not obtained on or prior to October 24, 2014. This effectively gives Fyffes the right to prevent Chiquita from deferring or further delaying the vote of the Chiquita shareholders on the Proposed Fyffes Combination. Therefore, voting “FOR” an adjournment of the Special Meeting would be granting Fyffes the free option to terminate the Fyffes Transaction Agreement before Chiquita shareholders actually have a chance to vote on such transaction. Because of this new termination right given to Fyffes by Chiquita, Cutrale-Safra believes it is no longer in the Chiquita shareholders’ interest to vote for an adjournment.

Moreover, while the Fyffes Transaction Agreement permits Chiquita to terminate the Fyffes Transaction Agreement to take a Chiquita Superior Proposal, we understand that Chiquita believes it will need Irish Takeover Panel approval in order to exercise such termination right, and there is a possibility that the Irish Takeover Panel may require Chiquita shareholders to vote down the Fyffes Transaction Proposal before permitting Chiquita to terminate. If a vote on the Proposed Fyffes Combination is required to be held prior to the termination of the Fyffes Transaction Agreement, Cutrale-Safra believes it is in the Chiquita shareholders’ interest to hold that vote as soon as possible (and not to adjourn) so that the Chiquita shareholders can vote “AGAINST” the Fyffes Transaction Proposal and send a clear message to the Chiquita Board that the Chiquita shareholders want the Chiquita Board to accept the Enhanced Cutrale-Safra Proposal.

Cutrale-Safra believes that, if the Fyffes Transaction Agreement were terminated, the Chiquita Board should make the determination that it is in Chiquita shareholders’ best interests to pursue the Enhanced Cutrale-Safra Proposal and to enter into a definitive agreement for the Enhanced Cutrale-Safra Proposal. Cutrale-Safra intends to pursue the Enhanced Cutrale-Safra Proposal even if Chiquita is required to make the Fyffes Payment (as defined below) as a result of the termination of the Fyffes Transaction Agreement. However, there can be no assurance that the current Chiquita Board would seek to enter into the Enhanced Cutrale-Safra Proposal, or otherwise pursue or facilitate the Enhanced Cutrale-Safra Proposal, following a termination of the Fyffes Transaction Agreement.

Conclusion

For the foregoing reasons, Cutrale-Safra urges Chiquita shareholders to vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals. Trading prices of Chiquita Shares have increased from the undisturbed closing sales price of $10.06 per Chiquita Share as of August 8, 2014, the last trading day before the announcement of the Original Cutrale-Safra Proposal, up to $14.00 per Chiquita Share as of September 25, 2014, the day before Chiquita and Fyffes announced the Fyffes Amendment. After announcement of the Fyffes Amendment, we believe the market’s expectation of a possibility of a higher bid by Cutrale-Safra or a potential bidding war influenced the trading price of Chiquita Shares. However, as the market grew concerned that Cutrale-Safra was less likely to submit a revised bid, the trading price steadily declined since October 8, 2014 down to $13.16 per Chiquita Share as of October 14, 2014, the last trading day before the announcement of the Enhanced Cutrale-Safra Proposal. Upon announcement of the Enhanced Cutrale-Safra Proposal on October 15, 2014, the closing sales price for Chiquita Shares was up by 5% to $13.83 per Chiquita Share. Based on these trading prices as well as conversations between representatives of Cutrale-Safra and Chiquita shareholders, Cutrale-Safra believes that Chiquita shareholders recognize the compelling value offered by the Enhanced Cutrale-Safra Proposal and that the Chiquita Board should and would accept it.

On October 20, 2014, Cutrale-Safra submitted to the Chiquita Board a merger agreement in the form previously submitted on October 15, 2014 executed by Cutrale-Safra.  This form of merger agreement was filed with the SEC on October 15, 2014.  The executed merger agreement is on substantially similar terms to the Fyffes Transaction Agreement.   Cutrale-Safra does not believe there are any regulatory obstacles that would prevent it from closing promptly following entry into such merger agreement.

The Enhanced Cutrale-Safra Proposal is binding on Cutrale-Safra and is irrevocable, provided that the Enhanced Cutrale-Safra Proposal will automatically be withdrawn and revoked on the earliest to occur of the following (any such withdrawal and revocation, an “Offer Termination Event”):

(a) 9:00 a.m. New York time on October 26, 2014 if Chiquita has not delivered to Parent an executed signature page to the executed merger agreement submitted on October 20, 2014 prior to such time;

(b) 12:00 noon New York time on October 24, 2014 if Chiquita has not given notice of termination of the Fyffes Transaction Agreement in accordance with the terms thereof prior to such time;

(c) (1) the execution by Chiquita of any amendment or modification to the Fyffes Transaction Agreement or the Fyffes expenses reimbursement agreement or (2) the grant by Fyffes of any consent or waiver under either the Fyffes Transaction Agreement or the Fyffes expense reimbursement agreement that has the effect of permitting Chiquita to pay any dividend or repurchase any shares of its capital stock or otherwise improves the financial terms of the transactions contemplated by the Fyffes Transaction Agreement from the perspective of the Chiquita shareholders relative to that of the Fyffes shareholders;

(d) Chiquita makes any filing under the Securities Exchange Act of 1934 that qualifies in any material respect any of the representations and warranties of Chiquita as set forth in the merger agreement submitted on October 20, 2014 in a manner that is adverse to Cutrale-Safra, Chiquita otherwise publicly discloses or makes known to Cutrale-Safra, or Cutrale-Safra otherwise becomes aware of, any change, circumstance, development, effect, event or occurrence that is inconsistent with any of the representations and warranties of Chiquita as set forth in the merger agreement and adverse to Cutrale-Safra, or that is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the merger agreement), if Chiquita has not delivered to Parent an executed signature page to the executed merger agreement submitted on October 20, 2014;

(e) the adjournment, postponement, suspension, placing into recess or cancellation of the special meeting of shareholders of Chiquita on October 24, 2014, or if for any other reason the Chiquita shareholders have not completed voting on the proposal to approve the merger of Chiquita with Chicago Merger Sub, Inc. pursuant to the Fyffes Transaction Agreement by 10:00 a.m. New York time on October 24, 2014, in any case without the prior written consent of Cutrale-Safra, if Chiquita has not delivered to Cutrale-Safra an executed signature page to the executed merger agreement submitted on October 20, 2014; and

(f) the approval of the Fyffes Transaction Proposal on October 24, 2014.

The Enhanced Cutrale-Safra Proposal offers more certain value for Chiquita shareholders. Even if the Chiquita shareholders approve the Fyffes Transaction Proposal at the Special Meeting on October 24, 2014, there is no assurance that the Proposed Fyffes Combination will in fact be consummated since the Fyffes shareholders will not be voting on the Proposed Fyffes Combination until October 28, 2014, four days after the date of the Chiquita Special Meeting. The Fyffes shareholders effectively have a risk-free option to vote on the Proposed Fyffes Combination at their meeting on October 28, 2014, while Chiquita shareholders will have no assurance at the time of the Special Meeting on October 24, 2014 that the Fyffes shareholders will in fact approve the Proposed Fyffes Combination.

SEND A MESSAGE TO THE CHIQUITA BOARD THAT YOU, THE OWNERS OF THE COMPANY, WANT THE CHIQUITA BOARD TO ACCEPT THE ENHANCED CUTRALE-SAFRA PROPOSAL AND TERMINATE THE FYFFES TRANSACTION AGREEMENT TO ACCEPT THE ENHANCED CUTRALE-SAFRA PROPOSAL. VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL.

If the Special Meeting on October 24, 2014 concludes (that is, it is not adjourned) and the Chiquita shareholders do not approve the Fyffes Transaction Proposal, each of Chiquita and Fyffes would have the right to terminate the Fyffes Transaction Agreement. In addition, pursuant to the Fyffes Amendment, if the Special Meeting on October 24, 2014 is adjourned or postponed, Fyffes (but not Chiquita) would have the right to terminate the Fyffes Transaction Agreement. Following such a termination, Chiquita may be required to make a payment equal to 3.5% of the total value attributable to the issued share capital of Chiquita (such payment, the “Fyffes Payment”), calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the payment obligation, if within nine months of such termination a definitive agreement providing for the Enhanced Cutrale-Safra Proposal is entered into. Cutrale-Safra believes that if the Fyffes Transaction Agreement were terminated, the Chiquita Board should and will make the determination that it is in Chiquita shareholders’ best interests to pursue the Enhanced Cutrale-Safra Proposal and to enter into the Enhanced Cutrale-Safra Proposal. Cutrale-Safra intends to pursue the Enhanced Cutrale-Safra Proposal even if Chiquita is required to make the Fyffes Payment as a result of a termination of the Fyffes Transaction Agreement. However, there can be no assurance that the Chiquita Board would seek to accept the Enhanced Cutrale-Safra Proposal, or otherwise pursue or facilitate the Enhanced Cutrale-Safra Proposal, following a termination of the Fyffes Transaction Agreement. Chiquita shareholders should take all of these factors into account when determining how to vote their Chiquita Shares.

The Fyffes Payment described above is an increase from a fee of 1% of the total value attributable to the issued share capital of Chiquita that would be payable by Chiquita to Fyffes in certain termination circumstances. That increase was a result of the Fyffes Amendment to the Fyffes Transaction Agreement entered into on September 26, 2014, even while Cutrale-Safra was continuing to conduct due diligence on Chiquita. While Cutrale-Safra continues to intend to pursue the Enhanced Cutrale-Safra Proposal even if Chiquita is required to make the increased Fyffes Payment, we believe that increasing the amount of the Fyffes Payment before giving Cutrale-Safra an opportunity to submit an enhanced proposal and while Cutrale-Safra was engaged in due diligence in preparation to make such a proposal was not in the best interest of the Chiquita shareholders.

CUTRALE-SAFRA STRONGLY BELIEVES THAT THE ENHANCED CUTRALE-SAFRA PROPOSAL CONSTITUTES A CHIQUITA SUPERIOR PROPOSAL, AS PROVIDED FOR IN THE FYFFES TRANSACTION AGREEMENT. VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID. IF YOU HAVE ALREADY RETURNED THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN WITH RESPECT TO PROPOSAL 6 ON SUCH CARD, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY. NO POSTAGE IS NECESSARY IF YOUR PROXY CARD IS MAILED IN THE UNITED STATES. WE URGE YOU TO VOTE BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.

IF YOUR CHIQUITA SHARES ARE HELD IN “STREET NAME,” DELIVER THE ENCLOSED VOTING INSTRUCTION FORM TO YOUR BROKER OR BANK OR INSTRUCT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT TO VOTE ON YOUR BEHALF AND TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. IF YOUR BROKER OR BANK OR THE CONTACT PERSON RESPONSIBLE FOR YOUR ACCOUNT PROVIDES FOR VOTING INSTRUCTIONS TO BE DELIVERED TO THEM BY TELEPHONE OR INTERNET, INSTRUCTIONS WILL BE INCLUDED ON THE ENCLOSED VOTING INSTRUCTION FORM.

DO NOT RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CHIQUITA — EVEN AS A PROTEST VOTE AGAINST THE PROPOSED FYFFES COMBINATION. EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CHIQUITA, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID. IF YOU HAVE ALREADY RETURNED THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN WITH RESPECT TO PROPOSAL 6 ON SUCH CARD, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY. ONLY YOUR LATEST DATED PROXY COUNTS. IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY TELEPHONE OR INTERNET OR BY SIMPLY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

WE URGE YOU TO SEND THE CHIQUITA BOARD A MESSAGE THAT CHIQUITA SHAREHOLDERS REJECT THE PROPOSED FYFFES COMBINATION AND THAT THE CHIQUITA BOARD SHOULD GIVE PROPER CONSIDERATION TO THE ENHANCED CUTRALE-SAFRA PROPOSAL. VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS.

BACKGROUND OF THE SOLICITATION

As part of the ongoing evaluation of their businesses, Cavendish Global’s investors, the Cutrale Group and the Safra Group regularly consider strategic acquisitions, capital investments, divestitures and other possible transactions. As part of this process, from time to time, the representatives of each of the investors have had conversations and communications with various investment banking firms regarding potential transaction opportunities.

In spring of 2014, in connection with the Safra Group’s regular review and evaluation of potential strategic transactions, representatives of the Safra Group met with representatives of Credit Suisse. Credit Suisse presented to Mr. Michael Rubinoff and other representatives of the Safra Group a number of potential transaction opportunities in the food industry. At this time, Credit Suisse brought up the possible acquisition of Chiquita by the Safra Group. Thereafter, representatives of the Safra Group spoke with representatives of the Cutrale Group to discuss the possibility of jointly pursuing a transaction to acquire Chiquita. The Cutrale Group and the Safra Group had engaged in previous discussions from time to time over the past several months about pursuing a potential business collaboration in connection with a transaction in the food industry.

Early in the morning on August 11, 2014, Mr. Rubinoff tried to reach Ms. Anderson, Chairwoman of the Chiquita Board, and placed a telephone call to Mr. Lonergan, the President and Chief Executive Officer of Chiquita, to inform them of the proposal being made by the Cutrale Group and the Safra Group. Mr. Rubinoff was unable to reach either Ms. Anderson or Mr. Lonergan. Following the telephone calls, Mr. Rubinoff emailed both Ms. Anderson and Mr. Lonergan the letter which sets forth the Original Cutrale-Safra Proposal. The letter was attached to a press release that was issued later that morning. The August 11, 2014 letter, in relevant part, is as follows:

THE CUTRALE GROUP	THE SAFRA GROUP

August 11, 2014

Via FedEx and e-mail

Kerrii B. Anderson
Chairwoman of the Board of Directors
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Edward F. Lonergan
President and Chief Executive Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Dear Ms. Anderson and Mr. Lonergan:

We would like to express our interest in pursuing an all cash acquisition (a “Transaction”) of Chiquita Brands International, Inc. (“Chiquita”) by an entity (the “Acquiror”) newly formed by an affiliate of the Cutrale Group and an affiliate of the Safra Group. The Cutrale Group is one of the world’s most highly regarded agribusiness and juice companies, and the Safra Group is a leading global financial services firm with a strong track record of successful investments in major industries, including banking, real estate and agribusiness. Together, we are confident that this Transaction offers compelling and more certain value for Chiquita shareholders as compared with the proposed transaction with Fyffes plc and significantly enhances Chiquita’s business potential.

We, therefore, are pleased to propose to acquire 100% of the outstanding stock of Chiquita at a price of $13.00 per share in cash to Chiquita shareholders. This proposal represents a highly compelling premium of 29% to the market’s valuation of the proposed transaction with Fyffes plc (“Fyffes”), based on Chiquita’s closing share price of $10.06 as of August 8, 2014. Moreover, if we are able to proceed on a timely basis with due diligence and discussions, we will be in a position to close the Transaction before the end of the year, within the same time frame you have indicated for the Fyffes transaction, without the execution risk and uncertainty inherent in that transaction.

Our proposal also offers a superior valuation compared to Chiquita’s historical trading multiples. The proposed price, including the assumption of Chiquita net debt, represents an 11.8x multiple of Chiquita’s last 12 months reported Adjusted EBITDA.

The Cutrale and Safra Groups complement one another in this proposed endeavor, providing Chiquita a backdrop of world-class, established industry expertise and significant financial resources. The Cutrale Group’s global business operations include oranges, apples, peaches, lemons and soybeans. This platform offers Chiquita extensive experience in all aspects of the fruit and juice value chain. After the acquisition, Chiquita will benefit from the vast experience and knowledge of farming, processing, technology, sourcing, distribution, logistics, and marketing of the Cutrale Group. The Safra Group, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, Safra has deep, long-term relationships with major market participants, enabling it to greatly enhance the value of the competitive position of the businesses in which it invests.

We believe discussions of a potential transaction are now particularly timely and appropriate as a result of the dismissal of the civil claims relating to Chiquita’s alleged involvement in the actions by the United Self-Defense Forces of Colombia, the results from your recent second quarter earnings announcement, and the market’s valuation of the Fyffes transaction.

Our Transaction would be financed with equity provided by the Cutrale Group and the Safra Group. If the holders of Chiquita’s 7.875% Senior Secured Notes due 2021 elect to exercise their right to put their Notes and/or holders of Chiquita’s 4.25% Convertible Senior Notes Due 2016 elect to require redemption at par, the Safra Group and/or the Cutrale Group will provide the necessary additional capital. Our proposal will therefore not be subject to any financing conditions.

We are prepared to complete our due diligence and negotiate a definitive agreement with your cooperation expeditiously in light of your proposed transaction with Fyffes. Based on our review of the terms of your transaction agreement with Fyffes (the “Fyffes Transaction Agreement”), we are confident that we can reach a definitive agreement with you on substantially similar terms. We are also confident that with your timely engagement we will be in a position to consummate a Transaction before the end of this year. We do not believe there are regulatory obstacles which would prevent us from closing a Transaction in this time frame.

We are aware of the restrictions imposed under the Fyffes Transaction Agreement on your ability to consider our proposal. Section 5.4(b) of the Fyffes Transaction Agreement explicitly contemplates the Chiquita board of directors engaging in negotiations and providing diligence if it receives a “bona fide unsolicited written Chiquita Alternative Proposal” and it determines in good faith that not taking such actions would be “reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law”. Our proposal to acquire 100% of Chiquita common stock constitutes a “bona fide unsolicited written Chiquita Alternative Proposal” under the terms of the Fyffes Transaction Agreement. In addition, the Chiquita board of directors, in our opinion, must and will conclude in good faith that our proposal constitutes a “Chiquita Superior Proposal” because it is clearly more favorable to the Chiquita shareholders than the proposed merger with Fyffes, taking into account all financial, regulatory, legal and other aspects of our proposal. Accordingly, the Chiquita board of directors will be permitted under the Fyffes Transaction Agreement, and will be required by its fiduciary duties, to (x) furnish information to us and (y) engage in discussions and negotiations with us with respect to our proposal. We are prepared to execute a confidentiality agreement that satisfies the requirements of Section 5.4(b) of the Fyffes Transaction Agreement to facilitate these discussions and negotiations.

This letter sets forth a non-binding proposal. It does not create or constitute any legally binding obligation, liability or commitment by Cutrale Group, Safra Group or their affiliates (including the Acquiror) regarding the proposed transaction, nor will there be any legally binding obligations whatsoever unless and until a definitive agreement is executed by Chiquita and the Acquiror.

Our proposal is subject to satisfactory completion of customary business, legal, financial and other due diligence, including with respect to management matters, negotiation of mutually acceptable definitive agreements as well as receipt of final Board approvals and the termination of the Fyffes Transaction Agreement.

Our senior management team, led by Mr. Rubinoff, and our legal counsel are available at your convenience to discuss any aspect of the terms and structure of our proposed transaction.

We are confident that our proposal will be highly attractive to Chiquita and its shareholders. We are ready to meet with you in person to discuss this matter in detail at any time. We look forward to hearing back from you by 12:00 noon (EDT) on Friday, August 15, 2014.

Yours sincerely,

/s/ Michael Rubinoff
Michael Rubinoff
on behalf of the Cutrale Group and the Safra Group

On the afternoon of August 11, 2014, Chiquita issued a press release acknowledging receipt of the letter from the Cutrale Group and the Safra Group containing the Original Cutrale-Safra Proposal.

On the afternoon of August 14, 2014, Ms. Anderson and Mr. Lonergan emailed a response letter to Mr. Rubinoff rejecting the Original Cutrale-Safra Proposal.

On the evening of August 14, 2014, the Cutrale Group and the Safra Group issued a press release expressing their “extreme disappointment” about Chiquita’s rejection of the Original Cutrale-Safra Proposal.

On August 15, 2014, Cutrale-Safra filed a preliminary proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Adjournment Proposal. Later that day, Cutrale-Safra issued a press release announcing the filing of the preliminary proxy materials, which press release was filed with the SEC as additional definitive proxy soliciting material.

On August 26, 2014, representatives of Cutrale-Safra had a telephonic meeting with representatives of Institutional Shareholder Services, Inc. regarding the Original Cutrale-Safra Proposal. Cutrale-Safra filed the slide presentation used in that meeting with the SEC.

On August 27, 2014, Cutrale-Safra filed an amended preliminary proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal (as defined therein).

On August 28, 2014, Cutrale-Safra filed a definitive proxy statement with the SEC soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals and “FOR” the Cutrale-Safra Negotiation Proposal (as defined in the Original Proxy Statement).

On September 2, 2014, Chiquita filed an amendment to the definitive proxy statement with the SEC.

On September 8, 2014, Chiquita issued a press release announcing that Chiquita has postponed the Special Meeting of Chiquita shareholders to vote on the proposed transaction with Fyffes plc from September 17, 2014 to October 3, 2014.

On September 10, 2014, Chiquita and Cutrale-Safra entered into a confidentiality agreement and each issued a press release announcing that the parties had done so.

On September 11, 2014, Skadden, Arps, Slate, Meagher & Flom (“Skadden Arps”), legal advisors to Chiquita, sent an initial draft of a merger agreement to Cravath, Swaine & Moore LLP (“Cravath”).

On September 12, 2014, Chiquita filed a letter to shareholders and a supplemental notice for postponed special meeting of shareholders with the SEC.

On September 15, 2014, Skadden Arps sent to Cravath an initial draft of Chiquita’s disclosure letter to the merger agreement.

Between September 16 and September 19, 2014, members of Cutrale-Safra, along with their outside legal and financial advisors, met with members of Chiquita’s management team, along with its outside legal and financial advisors, at Chiquita’s headquarters in Charlotte, North Carolina, to conduct due diligence, including several “breakout” sessions covering specific topics related to Chiquita’s operations, strategy, management structure, legal, financial and accounting matters. At the meetings, members of Chiquita’s management team made several management presentations.

On September 21, 2014, Cravath sent to Skadden Arps a mark-up of the draft merger agreement. On September 24, 2014, Skadden Arps and Cravath engaged in discussions related to the draft merger agreement.

On September 22, 2014, Cutrale-Safra filed an amended and restated definitive proxy statement with the SEC.

On September 23, 2014, Cutrale-Safra filed a shareholder presentation as definitive additional material with the SEC.

On September 25, 2014, Cutrale-Safra filed an amended and restated definitive proxy statement with the SEC. Members of Chiquita’s management team met with members of the Cutrale/Safra management team, along with their respective financial advisors, to discuss topics related to Chiquita’s operations, strategy, and management structure.

On September 26, 2014, Skadden Arps sent to Cravath a mark-up of certain sections of the draft merger agreement.

On September 26, 2014, Chiquita issued a press release announcing the Fyffes Amendment and that the October 3 Special Meeting would be adjourned to October 24, 2014.

On September 30, 2014, ChiquitaFyffes filed a post-effective amendment no. 1 to the Form S-4 with the SEC. Cutrale-Safra filed a Supplement No. 1 to its definitive proxy statement with the SEC.

On October 1, 2014, Cravath and Skadden Arps engaged in discussions related to the draft merger agreement and thereafter Cravath sent to Skadden Arps a mark-up of the draft merger agreement and draft disclosure letter. On October 3, 2014, Cravath and Skadden Arps engaged in further discussions related to the draft merger agreement and Skadden Arps sent to Cravath a mark-up of certain sections to the draft merger agreement.

On October 6, 2014, ChiquitaFyffes filed a post-effective amendment no. 2 to the Form S-4. Cutrale-Safra filed a Supplement No. 1 to its definitive proxy statement with the SEC.

On October 8, 2014, ChiquitaFyffes filed a post-effective amendment no. 3 to the Form S-4, which was declared effective on October 10, 2014.

On October 10, 2014, Chiquita filed the Supplement with the SEC.

On October 15, 2014, Mr. Rubinoff called Ms. Anderson and Mr. Lonergan, to inform them of the Enhanced Cutrale-Safra Proposal to be submitted to the Chiquita Board. Cutrale-Safra submitted the Enhanced Cutrale-Safra Proposal to the Chiquita Board and also issued a press release attaching such proposal. The October 15, 2014 letter, in relevant part, is as follows:

October 15, 2014

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Attention: Board of Directors

Re: Offer Letter

Dear Sirs and Mesdames:

We are pleased to submit our offer (“Offer”) to acquire all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”) for cash consideration of $14.00 per Chiquita share, upon the terms and conditions reflected herein and in the documents attached hereto. Please find attached hereto (1) an Agreement and Plan of Merger (the “Merger Agreement”) setting forth the definitive terms of the proposed merger among Cavendish Global Limited (“Parent”), Cavendish Acquisition Corporation (“Merger Sub” and, together with Parent, “Cavendish”), a direct wholly owned subsidiary of Parent, and Chiquita, including the related guarantees by Erichton Investments Ltd. (“Erichton”) and Burlingtown UK LTD (“Burlingtown” and, together with Erichton, the “Guarantors”) (as signatories thereto), in a form we would be prepared to execute and deliver to Chiquita concurrently with Chiquita entering into the Merger Agreement, and (2) the associated Company Disclosure Letter (as defined in the Merger Agreement) (the “Company Disclosure Letter”) and the associated Parent Disclosure Letter (as defined in the Merger Agreement) (the “Parent Disclosure Letter” and together with the Company Disclosure Letter, the “Disclosure Letters”). We will be providing under separate cover equity commitment letters (the “Equity Commitment Papers”) providing for an aggregate of $1 billion of committed equity financing for the transaction contemplated by the Merger Agreement enforceable by Chiquita, executed by Parent and the Guarantors, and the debt commitment letters (the “Debt Commitment Papers” and, together with the Equity Commitment Papers, the “Commitment Papers”).

Our Offer of $14.00 per Chiquita share in cash provides compelling value and certainty for Chiquita shareholders as compared with the proposed transaction with Fyffes. Our Offer represents a highly attractive premium of approximately 40% to the market’s valuation of the original proposed transaction with Fyffes based on Chiquita’s undisturbed closing share price of $10.06 as of August 8, 2014 and an approximately 19% premium to the adjusted stock price of $11.80, based upon the revised Fyffes transaction. Moreover, the proposed cash consideration of our Offer, including the assumption of Chiquita net debt, represents an 12.4x multiple of Chiquita’s reported Adjusted EBITDA for the last 12 months ended June 30, 2014. This represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions.

We hereby confirm that we have completed all of our due diligence and neither our Offer nor the Merger Agreement is subject to any due diligence condition. The attached Merger Agreement is on substantially similar terms to the Transaction Agreement, dated March 10, 2014, among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., as amended by Amendment No. 1, dated September 25, 2014, (the “Fyffes Transaction Agreement”). Our Offer is not subject to any condition other than as set forth in the attached Merger Agreement.

Our Offer will be financed with equity provided by Erichton, an affiliate of the Safra Group, and Burlingtown, an affiliate of the Cutrale Group. Burlingtown and Erichton are prepared to provide a guarantee of all of the obligations and liabilities of Cavendish under the Merger Agreement. We also have received a commitment letter for facilities to refinance Chiquita’s existing ABL credit facility and have received a letter agreement pursuant to which Bank J. Safra Sarasin AG is obligated to make an offer to purchase Chiquita’s senior secured notes as required by the relevant indenture in connection with the transactions contemplated by the Merger Agreement. The equity commitments from Erichton and Burlingtown also provide for sufficient equity capital to satisfy Chiquita’s obligations with respect to Chiquita’s convertible notes. Neither our Offer nor the Merger Agreement is subject to a financing condition.

We believe the investment marketplace recognizes the significant risks and issues inherent in the Chiquita-Fyffes combination, all of which cast serious doubts about the potential business performance of the combined ChiquitaFyffes and the ability to integrate as well as realize potential synergies. Our all-cash Offer provides value certainty to Chiquita shareholders on a timely basis. As we have previously stated, we do not believe there are regulatory obstacles which would prevent us from closing our transaction promptly following entry into the Merger Agreement.

Our Offer constitutes a “Chiquita Superior Proposal” under the terms of Section 5.4(h) of the Fyffes Transaction Agreement because it is clearly more favorable to the Chiquita shareholders than the proposed combination with Fyffes, taking into account all financial, regulatory, legal and other aspects of our Offer.

The provisions of Section 9.4, 9.9, 9.11, 9.12 and 9.13 of the Merger Agreement are incorporated by reference herein mutatis mutandis and our Offer set forth herein shall be governed by and construed in accordance with such provisions.

Our senior management team, led by Mr. Michael Rubinoff, and our legal and financial advisors are available at your convenience to discuss any aspect of our Offer. We are confident that our Offer is highly attractive to Chiquita and its shareholders.

*****

On the afternoon of October 16, 2014, Ms. Anderson and Mr. Lonergan emailed a response letter to Mr. Rubinoff rejecting the Enhanced Cutrale-Safra Proposal.

On October 16, 2014, Cutrale-Safra filed amendment no. 4 to the definitive proxy statement with the SEC, amending and restating the definitive proxy statement soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals.

On October 17, 2014, Cutrale-Safra issued a press release stating that the Chiquita Board’s decision to reject the Enhanced Cutrale-Safra Proposal “continues the Board’s track record of value destruction for Chiquita shareholders” and stated that, to provide greater certainty to Chiquita shareholders, Cutrale-Safra is submitting a letter to the Chiquita Board confirming that the Cutrale-Safra definitive offer will be binding through October 26, two days after the Special Meeting.

On October 20, 2014, Cutrale-Safra delivered to the Chiquita Board the letter referenced in the October 17 press release.  The letter, in relevant part, is as follows:

October 20, 2014

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Attention:   Board of Directors

Re:           Offer Letter

Dear Sirs and Mesdames:

We refer to the Offer Letter that we submitted to you on October 15, 2014 (the “October 15 Offer Letter”) containing our definitive offer (the “Offer”) to acquire all the outstanding shares of Chiquita Brands International, Inc. (“Chiquita”) for cash consideration of $14.00 per Chiquita share and the documents attached thereto.  Capitalized terms used herein and not defined will have the same meanings ascribed to them in the October 15 Offer Letter.

In your response to our Offer delivered to us on October 16, 2014, you noted that Cutrale-Safra had failed to deliver an irrevocable offer that would remain open past October 24, 2014, so that Chiquita shareholders have no assurances that the $14.00 per share offer would remain available should Chiquita shareholders reject the Fyffes transaction.  To provide greater certainty to Chiquita’s shareholders, we hereby agree that neither Cavendish Global Limited (“Parent”) nor Cavendish Acquisition Corporation (“Merger Sub”, and, together with Parent, “Cavendish”) shall have the right to withdraw our Offer or the executed Merger Agreement attached to this letter (which, for the avoidance of doubt, is identical to the Merger Agreement attached to the October 15 Offer Letter other than having been executed by Cavendish and the Guarantors); provided, however, that our Offer shall automatically be withdrawn and revoked with no further action required by Chiquita, Parent or Merger Sub and the Merger Agreement attached to this letter shall be deemed null and void on the earliest to occur of:

(a)           9:00 a.m. New York time on October 26, 2014 if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to this letter prior to such time;

(b)            12:00 noon New York time on October 24, 2014 if Chiquita has not given notice of termination of the Transaction Agreement, dated March 10, 2014, among Chiquita, Fyffes plc (“Fyffes”), Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., as amended by Amendment No. 1, dated September 25, 2014, (the “Fyffes Transaction Agreement”) in accordance with the terms thereof prior to such time;

(c)           (1) the effectiveness of any amendment or modification to the Fyffes Transaction Agreement or the Fyffes Expenses Reimbursement Agreement or (2) the grant by Fyffes of any consent or waiver under either the Fyffes Transaction Agreement or the Fyffes Expense Reimbursement Agreement that, in the case of this clause (2), has the effect of permitting Chiquita to pay any dividend or repurchase any shares of its capital stock or otherwise improves the financial terms of the transactions contemplated by the Fyffes Transaction Agreement from the perspective of the Chiquita shareholders relative to that of the Fyffes shareholders;

(d)           Chiquita makes any filing under the Securities Exchange Act of 1934 that qualifies in any material respect any of the representations and warranties of Chiquita as set forth in the Merger Agreement in a manner that is adverse to Parent or Merger Sub, Chiquita otherwise publicly discloses or makes known to Parent or Merger Sub, or Parent or Merger Sub otherwise becomes aware of, any change, circumstance, development, effect, event or occurrence that is inconsistent with any of the representations and warranties of Chiquita as set forth in the Merger Agreement and adverse to Parent or Merger Sub, or that is or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement), if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to this letter;

(e)           the adjournment, postponement, suspension, placing into recess or cancellation of the special meeting of shareholders of Chiquita on October 24, 2014, or if for any other reason the Chiquita shareholders have not completed voting on the proposal to approve the merger of Chiquita with Chicago Merger Sub, Inc. pursuant to the Fyffes Transaction Agreement by 10:00 a.m. New York time on October 24, 2014, in any such case without the prior written consent of Parent, if Chiquita has not delivered to Parent an executed signature page to the Merger Agreement attached to this letter; and

(f)           the approval of the merger of Chiquita with Chicago Merger Sub, Inc. pursuant to the Fyffes Transaction Agreement by the affirmative vote of a majority of the votes cast by shareholders of Chiquita at the special meeting of shareholders of Chiquita on October 24, 2014 (any withdrawal and revocation under clauses (a) through (f) above, an “Offer Termination Event”).

Except upon the occurrence of an Offer Termination Event in accordance with the foregoing, neither Parent nor Merger Sub, nor any of their Affiliates, shall be entitled to withdraw, modify or amend in any manner our Offer, the Merger Agreement attached to this letter or the Disclosure Letters or the Commitment Papers previously submitted to you.

The provisions of Section 9.4, 9.9, 9.11, 9.12 and 9.13 of the Merger Agreement are incorporated by reference herein mutatis mutandis and our Offer set forth herein shall be governed by and construed in accordance with such provisions.

Our senior management team, led by Mr. Michael Rubinoff, and our legal and financial advisors are available at your convenience to discuss any aspect of our Offer.  We are confident that our Offer is highly attractive to Chiquita and its shareholders.

*****

On October 20, 2014, Cutrale-Safra filed this Proxy Statement with the SEC, amending and restating the definitive proxy statement soliciting votes “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals.

CERTAIN INFORMATION REGARDING THE PROPOSED FYFFES COMBINATION

WE ARE SOLICITING PROXIES FROM CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS. WE BELIEVE THE PROPOSED FYFFES COMBINATION DOES NOT PROVIDE ADEQUATE VALUE TO CHIQUITA SHAREHOLDERS. WE ARE CONFIDENT IN OUR BELIEF THAT OUR ENHANCED $14.00 PER SHARE ALL-CASH PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CHIQUITA SHAREHOLDERS BECAUSE, AMONG OTHER THINGS, IT PROVIDES SIGNIFICANTLY GREATER FINANCIAL VALUE AND MORE CERTAIN VALUE TO CHIQUITA SHAREHOLDERS THAN THE PROPOSED FYFFES COMBINATION.

The Proposed Fyffes Combination contains various risks, some of which are described below. We believe Chiquita shareholders should take all of these factors into account when determining how to vote their Chiquita Shares.

Share Ownership Following the Proposed Fyffes Combination; Changes in the Composition and Concentration of Share Ownership:

At the Special Meeting, Chiquita shareholders of record at the close of business on the Record Date will be voting on, among other things, whether to adopt the Fyffes Transaction Agreement.

According to the Fyffes Transaction Agreement, ChiquitaFyffes will acquire all the outstanding Fyffes Shares from Fyffes shareholders for newly issued ordinary shares of ChiquitaFyffes pursuant to a scheme of arrangement under Section 201 of the Irish Companies Act of 1963. Immediately following implementation of the scheme, Chicago Merger Sub, Inc., a New Jersey corporation, will, according to the Chiquita Proxy Statement, be merged with and into Chiquita, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes. Pursuant to the Fyffes Transaction Agreement, each Chiquita common share outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share. Based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, Chiquita shareholders are expected to hold approximately 59.6% of the ChiquitaFyffes ordinary shares, on a fully diluted basis, after giving effect to the scheme and the merger. Prior to the closing of the Transaction, ChiquitaFyffes will re-register as a public limited company incorporated in Ireland, the ordinary shares of which are expected to be listed on the New York Stock Exchange.

Conditions to the Proposed Fyffes Combination

According to the Chiquita Proxy Statement, the conditions to the consummation of the Proposed Fyffes Combination include the satisfaction (or waiver, to the extent permitted) of all of the following on or prior to the consummation of the scheme:

●
the Irish High Court’s sanction of the scheme of arrangement and confirmation of the reduction of capital involved in such scheme of arrangement, and office copies of each of the Irish High Court’s order and the minute required under Irish law in respect of the capital reduction being delivered for registration to the Registrar of Companies in Ireland and subsequently registered;

●
the approval of the scheme by a majority in number of Fyffes shareholders representing 75% or more in value of the Fyffes ordinary shares, at the voting record time, held by such holders, present and voting either in person or by proxy, at the special court-ordered meeting (or any adjournment of such meeting), and the approval by the requisite majorities of Fyffes shareholders of certain of the Extraordinary General Meeting (as defined in the Chiquita Proxy Statement) resolutions;

●	the adoption of the Fyffes Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita shareholders entitled to vote thereon;

●
the NYSE having authorized, and not withdrawn its authorization, for listing all of the ChiquitaFyffes shares to be issued in the scheme and the merger (subject to satisfaction of any conditions to which such approval is expressed to be subject);

●
all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (“HSR Act”) having expired or having been terminated, in each case in connection with the scheme and/or the merger, as the case may be;

●
given the determination of the parties that the European Commission has jurisdiction under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (“EC Merger Regulation”) to examine the scheme and/or the merger, as the case may be, the issuing by the European Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation, declaring the scheme and or the merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the Fyffes Transaction Agreement;

●
to the extent that all or part of the scheme and/or the merger, as the case may be, is referred by the European Commission under Articles 9(1) or 9(5) of the EC Merger Regulation, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area to the relevant authority of one or more member countries of the European Economic Area, the issuing by such relevant authority or authorities (in the case of a partial referral, in conjunction with a final decision of the European Commission) of a final decision or decisions by which the scheme and/or the merger, as the case may be, is deemed to have been declared compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the Fyffes Transaction Agreement;

●
all other required regulatory clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the scheme and/or the merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Fyffes Transaction Agreement, the scheme or the merger if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (a) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger), or (b) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement;

●
no injunction, restraint or prohibition by any court of competent jurisdiction or antitrust order by any relevant authority which prohibits consummation of the scheme or the merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition (as defined in the Fyffes Transaction Agreement) having been entered and which is continuing to be in effect;

●	the Form S-4 having become effective under the Securities Act of 1933, as amended (the “Securities Act”) and not being the subject of any stop order or proceedings seeking any stop order; and

●	the transaction agreement not having been terminated in accordance with its terms.

According to the Chiquita Proxy Statement, each party’s obligation to effect the scheme is also conditional, among other things, upon:

●	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;

●	the performance by the other party of its obligations and covenants under the transaction agreement in all material respects; and

●	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

The scheme is also conditional on the scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, if as of March 10, 2015, all conditions set forth in the conditions appendix (other than conditions 2(c), 2(d), 3(c), 3(d), 3(e) or 3(f) as set forth in the conditions appendix to the Fyffes Transaction Agreement) have been satisfied or waived) (March 10, 2015 or June 15, 2015, as applicable, the “end date”). In addition, the scheme will lapse unless it is effective on or prior to the applicable end date. The merger is conditional only upon the consummation and implementation of the scheme of arrangement and scheme.

Termination; Termination Fees

According to the Chiquita Proxy Statement, the Fyffes Transaction Agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

●	by mutual written consent of Fyffes and Chiquita;
●	by either Fyffes or Chiquita:

●
if (i) after completion of the Fyffes court meeting or the extraordinary general meeting of Fyffes shareholders, the applicable resolutions have not been approved by the requisite majorities, or (ii) after completion of the Chiquita shareholders meeting, the Chiquita shareholder approval has not been obtained;

●	if the combination has not been consummated by 11:59 p.m., New York City time, on the applicable end date;
●	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree that the decision of the Irish High Court shall be appealed; or
●	if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the combination or the merger has become final and non-appealable, in certain circumstances;

●	by Fyffes:

●
if Chiquita or one of Chiquita, Fyffes, CBII Holding Corporation or Chicago Merger Sub, Inc. breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;

●
if (A) the Chiquita board, in response to a material intervening event or a Chiquita Superior Proposal (as defined in the Fyffes Transaction Agreement), withdraws or modifies in any manner adverse to Fyffes (or publicly proposes to do the same) its recommendation that the shareholders of Chiquita adopt the transaction agreement or (B) the Chiquita shareholder approval for the Proposed Fyffes Combination is not obtained on or prior to October 24, 2015; or

●	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Fyffes Superior Proposal;

●	by Chiquita:

●
if Fyffes breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;

●
if the Fyffes board, in response to a material intervening event or a Fyffes Superior Proposal (as defined in the Fyffes Transaction Agreement), withdraws or modifies in any manner adverse to Chiquita (or publicly proposes to do the same) its recommendation that the shareholders of Fyffes adopt the transaction agreement; or

●	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Chiquita Superior Proposal.

In connection with the execution of the Fyffes Transaction Agreement, Chiquita and Fyffes entered into an expenses reimbursement agreement (which was supplemented in connection with the Fyffes Amendment), pursuant to which Chiquita has agreed to pay to Fyffes an amount equal to three and a half percent (3.5%) of the aggregate value of the issued share capital of Chiquita, calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the payment obligation.

Cutrale-Safra believes that, if the Fyffes Transaction Agreement were terminated, the Chiquita Board should make the determination that it is in Chiquita shareholders’ best interests to pursue the Enhanced Cutrale-Safra Proposal and to enter into the Enhanced Cutrale-Safra Proposal. Cutrale-Safra intends to pursue the Enhanced Cutrale-Safra Proposal even if Chiquita were required to make the Fyffes Payment as a result of the termination of the Fyffes Transaction Agreement. However, there can be no assurances that the current Chiquita Board would seek to enter into the Enhanced Cutrale-Safra Proposal, or otherwise pursue or facilitate the Enhanced Cutrale-Safra Proposal, following a termination of the Fyffes Transaction Agreement.

WE BELIEVE CHIQUITA SHAREHOLDERS SHOULD TAKE ALL OF THESE FACTORS INTO ACCOUNT WHEN DETERMINING HOW TO VOTE THEIR CHIQUITA SHARES. WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CHIQUITA SHAREHOLDERS TO VOTE “AGAINST” THE PROPOSED FYFFES COMBINATION.

CERTAIN INFORMATION REGARDING CAVENDISH GLOBAL AND MERGER SUB AND THEIR AFFILIATES

Cavendish Global Limited is a private limited company incorporated in England and Wales, with its principal offices located at Level 1, Exchange House, Primrose Street, London EC2A 2EG, England. Cavendish Global is jointly owned by Burlingtown UK LTD and Erichton Investments Ltd. and was formed in connection with the proposed acquisition of the Chiquita Shares and the Original and Enhanced Cutrale-Safra Proposal. Cavendish Global has not carried on any activities other than in connection therewith.

Burlingtown UK LTD is a limited liability company and wholly owned by Burlingtown LLP, a limited liability private association, organized and existing under the laws of England and Wales with its principal offices located at 25 Park Lane, 3rd Floor, London W1K1RA, UK. Burlingtown LLP is an association formed and controlled by members of the Cutrale family. The Cutrale family controls the global agribusiness operations known as the Cutrale Group. The Cutrale Group is not a legal entity, but refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collective make up one of the world’s most highly regarded agribusiness and juice operations and global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. Burlingtown UK LTD is a participant in solicitation of proxies in connection with the Special Meeting but the other entities within the Cutrale Group are not.

Erichton Investments Ltd. is a business company organized and existing under the laws of the British Virgin Islands with its registered office located at Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands. Erichton Investments Ltd. is wholly owned by Banque J. Safra Sarasin (Luxembourg) S.A., on behalf of Andromeda Global Strategy Fund Ltd. Andromeda Global Strategy Fund Ltd. is wholly owned by Banque J. Safra Sarasin (Luxembourg) S.A., on behalf of Mr. Joseph Yacoub Safra. Mr. Safra controls an international network of companies, businesses and operations known as the Safra Group. The Safra Group is not a legal entity but refers to the conglomerate owned by the Safra family. The entities comprising the Safra Group conglomerate have a strong track record of successful investments in major industries, including banking, real estate and agribusiness. The Safra Group, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia. Erichton Investments Ltd. is a participant in solicitation of proxies in connection with the Special Meeting but the other entities within the Safra Group are not.

Merger Sub is a New Jersey corporation that was organized in connection with the proposed acquisition of the Chiquita Shares and the Original Cutrale-Safra Proposal and has not carried on any activities other than in connection therewith. The registered office of Merger Sub is located at 830 Bear Tavern Road, West Trenton, New Jersey 08628.

It is not anticipated that any of Cavendish Global or Merger Sub will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and those necessary to consummate the Enhanced Cutrale-Safra Proposal.

The names of the directors and officers of Cavendish Global and Merger Sub who are considered to be participants in this proxy solicitation and certain other information are set forth in Schedule I hereto. None of the officers or directors of Burlingtown UK LTD or Erichton Investments Ltd. is a participant in Cutrale-Safra’s solicitation of proxies in connection with the Special Meeting. Other than as set forth herein, none of Burlingtown UK LTD, Erichton Investments Ltd., Cavendish Global, Merger Sub or any of the participants set forth on Schedule I hereto has any substantial interest, direct or indirect, by security holdings or otherwise, in the Proposed Fyffes Combination.

As of October 20, 2014, Cavendish Alpha Corporation, a wholly owned subsidiary of Erichton Investments Ltd., was the beneficial owner of 100 Chiquita Shares and Erichton Investments Ltd. was the beneficial owner of 106,689 Chiquita Shares. Erichton Investments Ltd. owns 50% of the equity interests in Cavendish Global.

OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING

Each of the proposals to be submitted at the Special Meeting is designed to facilitate the approval of the Proposed Fyffes Combination and the adoption of the Fyffes Transaction Agreement. Cutrale-Safra recommends that Chiquita shareholders vote in opposition to the Proposed Fyffes Combination and specifically vote “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals.

YOU CAN CAST YOUR VOTE WITH RESPECT TO ALL PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING ON OUR GOLD PROXY CARD. WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID. IF YOU HAVE ALREADY RETURNED THE GOLD PROXY CARD AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN ON PROPOSAL 6, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY. WE URGE YOU NOT TO RETURN ANY PROXY CARD THAT YOU RECEIVE FROM CHIQUITA.

Other than as set forth above, Cutrale-Safra is not currently aware of any other proposals to be brought before the Special Meeting. Should other proposals be brought before the Special Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Cutrale-Safra as determined by Cutrale-Safra in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

According to the Chiquita Proxy Statement, as of the Record Date, there were 46,965,393 Chiquita Shares entitled to vote at the Special Meeting. Each outstanding Chiquita Share is entitled to one vote on each proposal and any other matter properly coming before the Chiquita Special Meeting.

A quorum of shareholders is necessary to form a valid meeting. The shareholders present in person or by proxy holding a majority of the outstanding shares entitled to vote at the special meeting will constitute a quorum for the transaction of business at the Special Meeting. According to the Chiquita Proxy Statement, Chiquita’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” any shares that are considered a “broker non-vote” (when the shareholder provides no instructions and the item is non-routine; see additional information below). If a new Record Date is set for the adjourned Special Meeting, then a new quorum will have to be established. In the event that a quorum is not present at the Special Meeting, it is expected that the Special Meeting will be adjourned.

Fyffes Transaction Proposal: The Fyffes Transaction Proposal requires the affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon. The adoption of the Fyffes Transaction Agreement and the approval of the merger require the affirmative vote of a majority of the votes cast at the Special Meeting by Chiquita shareholders entitled to vote on the transaction agreement proposal. Cutrale-Safra recommends that you vote “AGAINST” the Fyffes Transaction Proposal.

Related Fyffes Proposals: Each of the Related Fyffes Proposals requires the affirmative vote of a majority of votes cast by the holders of Chiquita Shares entitled to vote thereon. Cutrale-Safra recommends that you vote “AGAINST” each Related Fyffes Proposal although we believe that these proposals will be rendered moot in any event if the Fyffes Transaction Proposal is disapproved by Chiquita shareholders.

Cutrale-Safra is no longer soliciting proxies for, and no longer intends to seek to make at the Special Meeting, the Cutrale-Safra Negotiation Proposal (as defined in the Original Proxy Statement dated August 28, 2014).

Chiquita shareholders may abstain from voting on any or all of the proposals or may vote for or against any or all of the proposals by internet or telephone or by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope.

If you own shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.”

Shareholder of Record. If you are a Chiquita shareholder of record you may use the enclosed GOLD proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your GOLD proxy card(s), your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your GOLD proxy card(s) but do not mark your card(s) to tell the proxies how to vote, your shares will be voted “AGAINST” the Fyffes Transaction Proposal and the Related Fyffes Proposals. If a Chiquita shareholder returns a GOLD proxy card that is signed and dated but not marked with respect to any proposal that is not the Fyffes Transaction Proposal or the Related Fyffes Proposals, we will vote to “ABSTAIN” unless such proposal adversely affect the interests of Cutrale-Safra as determined by Cutrale-Safra in its sole discretion, in which event such persons will vote on such proposals in their discretion.

Street Name. If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. In accordance with NYSE rules, if you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a “broker non-vote.” In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required; if there is a broker non-vote, your shares will be treated as present at the special meeting for purposes of determining the presence of a quorum. Brokers do not have discretionary authority to vote on any of the proposals.

Only Chiquita shareholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) CUTRALE-SAFRA, CARE OF INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022, OR (B) THE PRINCIPAL EXECUTIVE OFFICES OF CHIQUITA AT 550 SOUTH CALDWELL STREET, CHARLOTTE, NORTH CAROLINA 28202. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. SHAREHOLDERS WHO HOLD THEIR CHIQUITA SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CHIQUITA OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO CUTRALE-SAFRA, CARE OF INNISFREE M&A INCORPORATED, AT THE ADDRESS BELOW SO THAT CUTRALE-SAFRA MAY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CHIQUITA SHARES THEN OUTSTANDING. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL MEETING AS SET FORTH ABOVE.

BY EXECUTING THE GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

WE URGE YOU TO RESUBMIT YOUR VOTE ON THE UPDATED GOLD PROXY CARD TO VOTE AGAINST ALL THE PROPOSALS ON THE PROXY CARD, INCLUDING “AGAINST” ANY PROPOSAL FOR ADJOURNMENT. HOWEVER, THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT WILL REMAIN VALID. IF YOU HAVE ALREADY RETURNED THE GOLD PROXY CARD WHICH ACCOMPANIED THE ORIGINAL PROXY STATEMENT AND DO NOT WISH TO CHANGE YOUR VOTE, YOU DO NOT HAVE TO DO ANYTHING. YOUR PREVIOUSLY SUBMITTED VOTES (OTHER THAN ON PROPOSAL 6, WHICH VOTES WILL BE DISREGARDED) WILL BE RECORDED AS YOU INSTRUCTED. IF YOU HAVE NOT VOTED OR WISH TO CHANGE YOUR VOTE, PLEASE MARK, DATE AND EXECUTE THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

SOLICITATION OF PROXIES

Except as set forth below, Cutrale-Safra will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with this solicitation.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the internet, e-mail, newspapers and other publications of general distribution and in person. Directors and officers of Cutrale-Safra listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

Cutrale-Safra has retained Innisfree M&A Incorporated (“Innisfree”) for solicitation and advisory services in connection with solicitations relating to the Special Meeting, for which Innisfree may receive a fee of up to $350,000 for these services, in addition to reimbursing Innisfree for its reasonable out-of-pocket expenses. Cutrale-Safra agreed to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Meeting from individuals, brokers, banks, bank nominees and other institutional holders. The entire expense of soliciting proxies for the Special Meeting by or on behalf of Cutrale-Safra is being borne by Cutrale-Safra.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “would” and words and phrases of similar impact. The forward-looking statements are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to the following: (1) that a transaction with Chiquita may not be completed on a timely basis or on favorable terms; (2) negative effects on Chiquita’s business resulting from the pendency of the merger proposals; (3) that we may not receive regulatory approvals within the expected time frame and (4) that we may not be able to close the proposed transaction with Chiquita promptly and effectively, or at all. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

OTHER INFORMATION

The information concerning Chiquita and the Proposed Fyffes Combination contained herein (including Schedule II) has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although Cutrale-Safra has no knowledge that would indicate that statements relating to Chiquita or the Fyffes Transaction Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date it has not had access to the books and records of Chiquita, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. See Schedule II for information regarding persons who beneficially own more than 5% of the Chiquita Shares and the ownership of the Chiquita Shares by the directors and officers of Chiquita. There can be no assurance that the Enhanced Cutrale-Safra Proposal will be consummated, or if ultimately consummated, the final terms thereof.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to Chiquita’s proxy statement for information concerning the Fyffes Transaction Agreement, the Proposed Fyffes Combination, financial information regarding Chiquita, the proposals to be voted upon at the Special Meeting, other information concerning Chiquita’s management, the procedures for submitting proposals for consideration at the next annual meeting of Chiquita shareholders and certain other matters regarding Chiquita and the Special Meeting.

Chiquita files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of this information filed with the SEC at the SEC’s public reference room:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

For information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. These filings made with the SEC are also available to the public through the website maintained by the SEC at http://www.sec.gov or from commercial document retrieval services. You may obtain documents filed with the SEC by requesting them in writing or by telephone from Innisfree M&A Incorporated at the following addresses:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the Special Meeting. This means you must request this information no later than September 26, 2014. Cutrale-Safra will mail properly requested documents to requesting shareholders by first class mail, or another equally prompt means, within one business day after receipt of such request. You can also get more information by visiting Chiquita’s website at http://www.chiquita.com. Materials from these websites and other websites mentioned in this Proxy Statement are not incorporated by reference in this Proxy Statement. If you are viewing this Proxy Statement in electronic format, each of the URLs mentioned in this Proxy Statement is an active textual reference only.

THIS PROXY STATEMENT RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE PROPOSED CHIQUITA MERGER AND IS NOT A SOLICITATION OF PROXIES WITH RESPECT TO THE ENHANCED CUTRALE-SAFRA PROPOSAL OR AN OFFER TO SELL CUTRALE-SAFRA SHARES.

WE URGE YOU NOT TO RETURN ANY PROXY CARD YOU RECEIVE FROM CHIQUITA — EVEN AS A PROTEST VOTE AGAINST THE PROPOSED FYFFES COMBINATION. EVEN IF YOU PREVIOUSLY HAVE SUBMITTED A PROXY CARD FURNISHED BY CHIQUITA, IT IS NOT TOO LATE TO CHANGE YOUR VOTE BY INTERNET OR TELEPHONE OR SIMPLY BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. WE URGE YOU TO VOTE BY INTERNET OR TELEPHONE OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US TODAY.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE CHIQUITA BOARD BY VOTING “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS BY TELEPHONE OR INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY. A VOTE “AGAINST” THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS WILL NOT OBLIGATE YOU TO VOTE FOR THE ENHANCED CUTRALE-SAFRA PROPOSAL. HOWEVER, IF THE PROPOSED FYFFES COMBINATION IS APPROVED BY CHIQUITA SHAREHOLDERS, THE FYFFES TRANSACTION AGREEMENT IS FURTHER AMENDED OR THE SPECIAL MEETING IS ADJOURNED ON OCTOBER 24, 2014, THE ENHANCED CUTRALE-SAFRA PROPOSAL WILL BE WITHDRAWN.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN.

IMPORTANT VOTING INFORMATION

1. If your Chiquita Shares are held in your own name, please submit your proxy to us TODAY by following the instructions on the enclosed GOLD proxy card by Internet or telephone, or by signing, dating and returning the enclosed GOLD proxy card to Cavendish Acquisition Corporation, c/o Innisfree M&A Incorporated, in the postage-paid envelope provided.

2. If your Chiquita Shares are held in “street-name,” only your broker or bank can vote your Chiquita Shares and only upon receipt of your specific instructions. If your Chiquita Shares are held in “street-name,” deliver the enclosed voting instruction form to your broker or bank or contact the person responsible for your account to vote on your behalf and to ensure that a GOLD proxy card is submitted on your behalf. If your broker or bank or contact person responsible for your account provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Cavendish Acquisition Corporation, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that Cutrale-Safra will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3. Do not sign or return any proxy card you may receive from Chiquita. If you have already submitted a proxy card, you have every right to change your vote — use the GOLD proxy card to vote by Internet or telephone or simply sign, date and return the GOLD proxy card. The gold proxy card which accompanied the Original Proxy Statement will remain valid. If you returned the gold proxy card which accompanied the Original Proxy Statement, your votes will be recorded unless you submit a subsequent proxy changing your vote or you revoke your proxy. If you have not voted or wish to change your vote, please mark, date and execute the enclosed GOLD proxy card and return it promptly. Only your latest dated proxy will be counted.

4. Only Chiquita shareholders of record as of the close of business on August 4, 2014 are entitled to vote at the Special Meeting. We urge each shareholder to ensure that the holder of record of his, her or its Chiquita Share(s) signs, dates, and returns the enclosed GOLD proxy card as soon as possible.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

SCHEDULE I

INFORMATION CONCERNING DIRECTORS AND OFFICERS OF CUTRALE-SAFRA AND OTHER
PERSONS WHO ARE PARTICIPANTS AND INTERESTS OF PARTICIPANTS

Directors and Officers of Cutrale-Safra and Other Persons Who Are Participants

The following table sets forth the name of each director and officer of Cavendish Global who is a participant in the solicitation. Unless otherwise indicated, the current business address of each person is Level 1, Exchange House, Primrose Street, London EC2A 2EG, England.

Name	Present Position with Cavendish Global
Daniel Weinberg	Director
Fernando Batista	Director
Graziela Cutrale	Director
Philip Warner	Director

Michael Rubinoff is the sole director of Merger Sub. Michael Rubinoff, Sascha Knobloch and Carlos Bertaco are officers of Merger Sub.

Burlingtown UK LTD, an affiliate of the Cutrale Group, and Erichton Investments Ltd., an affiliate of the Safra Group, are the direct investors of Cavendish Global. Neither Burlingtown UK LTD nor Erichton Investments Ltd. are involved in soliciting or otherwise participating in the solicitation of proxies in connection with the Special Meeting other than to make capital contributions to Cavendish Global Limited to finance the solicitation of proxies by Cutrale-Safra. Accordingly, none of the officers or directors of Burlingtown UK LTD or Erichton Investments Ltd. is a participant in Cutrale-Safra’s solicitation of proxies in connection with the Special Meeting.

Interests of Participants and Other Potential Participants

No person or entity listed above has a substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be acted upon pursuant to the Proxy Statement other than as set forth below:

As of October 20, 2014, Cavendish Alpha Corporation, a wholly owned subsidiary of Erichton Investments Ltd., was the beneficial owner of 100 Chiquita Shares and Erichton Investments Ltd. was the beneficial owner of 106,689 Chiquita Shares. Erichton Investments Ltd. owns 50% of the equity interests in Cavendish Global.

I-1

SCHEDULE II

SECURITY OWNERSHIP OF CHIQUITA PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following tables are reprinted from Chiquita’s Definitive Proxy Statement filed with the SEC on August 6, 2014.

Principal Shareholders of Chiquita

The following table sets forth certain information regarding the beneficial ownership of Chiquita common shares as of August 4, 2014 (except as noted) by: (i) each of the current directors of Chiquita; (ii) each of the current executive officers of Chiquita; (iii) all current directors and executive officers of Chiquita as a group; and (iv) all persons who on August 4, 2014 were known by Chiquita to be beneficial owners of more than five percent of its ordinary shares. All percentages are based upon the number of Chiquita common shares outstanding as of August 4, 2014.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares (1)(2)		Percent of Total
5% Shareholders:
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,938,801	(3)	8.4%
BlackRock Inc. 40 East 52nd Street New York, NY 10022	3,229,618	(4)(5)	6.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,654,757	(4)(6)	5.7%
Pentwater Capital Management LP 614 Davis Street Evanston, IL 60201	2,592,318	(4)(7)	5.5%
Named Executive Officers and Directors:
Kerri B. Anderson	64,833		*
Howard W. Barker, Jr.	80,863	(8)	*
Rick P. Frier	5,228	(9)	*
Clare M. Hasler-Lewis	71,953	(8)	*
Kevin R. Holland	132,934	(9)(10)	*
Craig E. Huss	6,086	(8)	*
Brian W. Kocher	108,552	(9)	*
Edward F. Lonergan	142,618	(9)	*
Jeffrey N. Simmons	28,340		*
Steven P. Stanbrook	111,985	(8)	*
James E. Thompson	107,132	(9)	*
Ronald V. Waters III	11,239		*
All current directors and executive officers as a group (13 persons)	930,923	(9)(10)	2.0%

*Represents beneficial ownership of less than 1% of outstanding Chiquita common shares.

(1) Under SEC rules, for purposes of preparing this table, shares are beneficially owned if a person has or shares the power (i) to vote them or direct their vote (voting power) or (ii) to sell them or direct their sale (dispositive power), even if the person has no financial interest in the shares. In addition, shares that a person has the right to acquire within 60 days are considered to be beneficially owned.

(2) Unless otherwise noted, each person has full voting and dispositive power over the shares listed except for Chiquita common shares issuable upon the exercise of stock options or upon the vesting of restricted stock units (RSUs) as described in the footnotes below.

(3) This information is based on a Schedule 13G amendment filed with the SEC on February 10, 2014 in which Dimensional Fund Advisors LP, an investment adviser to four registered investment companies and investment manager to certain other commingled group trusts and separate accounts, reported that it has sole voting power over 3,847,014 Chiquita common shares and sole dispositive power over 3,938,801 Chiquita common shares, and that it disclaims beneficial ownership of such Chiquita common shares, all of which were reported as owned by the foregoing investment companies, group trusts and separate accounts.

(4) This information reflects shares held as of December 31, 2013.

(5) This information is based on a Schedule 13G amendment filed with the SEC on January 28, 2014 in which BlackRock Inc. reported that it beneficially owns and has sole voting power over 3,084,716 Chiquita common shares and sole dispositive power over 3,229,618 Chiquita common shares through certain subsidiaries.

(6) This information is based on a Schedule 13G amendment filed with the SEC on February 12, 2014 in which The Vanguard Group, an investment advisor, reported that it beneficially owns 2,654,757 Chiquita common shares of which 74,795 Chiquita common shares and 6,100 Chiquita common shares are beneficially held by Vanguard Fiduciary Trust Company and Vanguard Investments of Australia, Ltd., respectively, both wholly owned subsidiaries, and has sole power to vote or direct the vote of 80,895 Chiquita common shares, shared dispositive power over 74,795 Chiquita common shares and sole dispositive power over 2,579,962 Chiquita common shares.

(7) This information is based on a Schedule 13G filed with the SEC on February 14, 2014 in which Pentwater Capital Management LP, an investment advisor, reported that it beneficially owns and has sole voting power and sole dispositive power over 2,592,318 Chiquita common shares.

(8) Includes RSUs for the following numbers of Chiquita common shares that are deliverable when the recipient ceases to be a non-employee director: Mr. Barker, 10,051 Chiquita common shares; Mr. Stanbrook, 10,000 Chiquita common shares; and Dr. Hasler-Lewis, 2,500 Chiquita common shares. Also includes the following numbers of whole Chiquita common shares held as of June 30, 2014 under the Directors Deferred Compensation Program; these Chiquita common shares will be issued when the recipient ceases to be a non-employee director: Ms. Anderson, 1,766 Chiquita common shares; Mr. Barker, 60,812 Chiquita common shares; Dr. Hasler-Lewis, 63,857 Chiquita common shares and Mr. Huss, 4,086 Chiquita common shares.

(9) Does not include shares issuable upon the vesting of time-vested RSUs that will vest more than 60 days after August 4, 2014, in the following amounts: Mr. Frier, 47,638 Chiquita common shares; Mr. Holland, 70,748 Chiquita common shares; Mr. Kocher, 135,150 Chiquita common shares; Mr. Lonergan, 115,533 Chiquita common shares; Mr. Thompson, 67,031 Chiquita common shares; and all current directors and executive officers as a group, 460,650 Chiquita common shares. Also does not include Mr. Lonergan’s options to purchase 1,440,062 Chiquita common shares, unvested RSUs and performance-based awards that are contingent upon completion of combination, and unvested performance-based awards under which share amounts are not determinable.

(10) Includes the following share equivalents as of June 30, 2013 held in the Common Stock Fund of the Chiquita 401(k) Plan, which are expressed as units and represent a participant’s proportionate interest in the Common Stock Fund: Mr. Holland, 3,234 Chiquita common share equivalents; and all current executive officers as a group, 3,343 Chiquita common share equivalents.

IMPORTANT

If your Chiquita Shares are held in your own name, please use the GOLD proxy card to vote by Internet or telephone or sign, date and return the enclosed GOLD proxy card today. If your Chiquita Shares are held in “street-name,” only your broker or bank can vote your shares and only upon receipt of your specific instructions. Please return the enclosed voting instruction form to your broker or bank and contact the person responsible for your account to ensure that a GOLD proxy card is voted on your behalf. If your broker or bank provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed voting instruction form.

The gold proxy card which accompanied the Original Proxy Statement will remain valid. If you have already returned the gold proxy card which accompanied the Original Proxy Statement and do not wish to change your vote, you do not have to do anything. Your previously submitted votes (other than on Proposal 6, which votes will be disregarded) will be recorded as you instructed. If you have not voted or wish to change your vote, please mark, date and execute the enclosed GOLD proxy card and return it promptly.

We urge you not to sign any proxy card you may receive from Chiquita, even as a protest vote against the Proposed Fyffes Combination.

If you have any questions or require any assistance in voting your Chiquita Shares, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

▼ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND MARK, SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

Please mark vote as in this example **X**

Cutrale-Safra recommends you vote "AGAINST" proposals 1 through 5.

Date: ______________________

____
(Signature)

____
(Signature, Joint Owners)

NOTE: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, trustee or other fiduciary, please add your title as such. Joint owners, should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

▼ TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND MARK, SIGN, DATE, AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

GOLD PROXY

CHIQUITA BRANDS INTERNATIONAL, INC.

Special Meeting of Shareholders of Chiquita Brands International, Inc. to be held on October 24, 2014. This Proxy is solicited on behalf of Cavendish Global Limited, Cavendish Aquisition Corporation, Burlingtown UK LTD and Erichton Investments Ltd. In Opposition to the Proposed Combination of Chiquita Brands International, Inc. and Fyffes plc

THE BOARD OF DIRECTORS OF CHIQUITA BRANDS INTERNATIONAL, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints Michael Rubinoff and Sascha Knobloch, and each of them, as proxies, with full power of substitution, to vote all common shares which the undersigned has power to vote at the 2014 Special Meeting of Shareholders of Chiquita Brands International, Inc. to be held on October 24, 2014, at 9:00 a.m. local time, and at any adjournment or postponement thereof, in accordance with the instructions set forth herein and with the same effect as though the undersigned were present in person and voting such shares. The proxies are authorized, in their discretion, to vote upon such other business as may properly come before the meeting.

IF PROPERLY EXECUTED THIS PROXY WILL BE VOTED "AGAINST" THE FYFFES TRANSACTION PROPOSAL AND THE RELATED FYFFES PROPOSALS (PROPOSALS 1-5) LISTED ON THE REVERSE SIDE OF THIS PROXY CARD UNLESS A CONTRARY VOTE IS INDICATED, IN WHICH CASE THE PROXY WILL BE VOTED AS DIRECTED.

YOUR VOTE IS VERY IMPORTANT – PLEASE VOTE TODAY.

(Continued and to be signed and dated on reverse side)